EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated September 13, 2007 with respect to the consolidated financial statements and schedule as of and for the years ended June 30, 2007 and 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of Statement of Financial Accounting Standards No. 123(R) and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements” as of June 30, 2007) and internal control over financial reporting appearing in Moldflow Corporation’s Annual Report on Form 10-K for the year ended June 30, 2007 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.
/s/ Grant Thornton LLP
Boston, Massachusetts
May 6, 2008